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Ms. Barbara C. Jacobs, Esq.             File No. 039481-0002
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C.  20549

            RE:   DEALERTRACK HOLDINGS, INC.
                  REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-126944)

Dear Ms. Jacobs:

      On behalf of DealerTrack Holdings, Inc. (the "REGISTRANT"), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the "COMMISSION") set forth in your letter dated October 21, 2005 with respect to the Registrant's above-referenced Registration Statement on Form S-1 (the "REGISTRATION STATEMENT") filed with the Commission on July 28, 2005, as amended by Amendment No. 1 to the Registration Statement filed on September 22, 2005 and Amendment No. 2 to the Registration Statement ("AMENDMENT NO. 2") filed on October 11, 2005. Earlier today, the Registrant filed via EDGAR Amendment No. 3 to the Registration Statement ("AMENDMENT NO. 3") revised to reflect changes prompted by your comments and to include certain other information. Amendment No. 3 contains the various revisions described below. For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 3, two of which have been marked to show changes from Amendment No. 2.

      The Staff's comments of October 21, 2005 are set forth below in bold, followed by the Registrant's responses to each comment.

FORM S-1/A

NOTES TO UNAUDITED COMBINED CONDENSED PRO FORMA STATEMENTS OF OPERATIONS,
PAGE 38

1. WE NOTE THAT YOU PROVIDE PRO FORMA, AS ADJUSTED INFORMATION THAT GIVES EFFECT TO THE OFFERING AND THE RELATED REPAYMENT OF DEBT. HOWEVER, IT DOES NOT APPEAR THAT YOU HAVE ADJUSTED THE WEIGHTED AVERAGE SHARES OUTSTANDING TO INCLUDE THE SHARES THAT ARE ASSOCIATED WITH THE OFFERING PROCEEDS THAT WILL BE USED FOR THE DEBT REPAYMENT. PLEASE REVISE YOUR PRO FORMA, AS ADJUSTED WEIGHTED AVERAGE SHARES OUTSTANDING AND THE RELATED EARNINGS PER SHARE
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OCTOBER 24, 2005
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      TO REFLECT INCLUSION OF THESE SHARES AND ADD DISCLOSURE THAT CLEARLY
      DESCRIBES YOUR CALCULATIONS. ALTERNATELY, EXPLAIN TO US WHY YOUR CURRENT PRESENTATION IS APPROPRIATE.

Response: The Registrant has revised its disclosure in the Unaudited Combined Condensed Pro Forma Statements of Operations to revise its pro forma, as adjusted weighted average shares outstanding (basic and diluted) and the related earnings per share to reflect the inclusion of the shares that are associated with the conversion of the redeemable convertible participating preferred stock and the estimated common stock to be sold in this offering, and to provide the calculations, as requested. Please refer to pages 38, 39 and 45 of Amendment No. 3.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STOCK-BASED COMPENSATION, PAGE 53

2. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBERS 9 AND 10 AND YOUR SUPPLEMENTAL RESPONSE DATED OCTOBER 17, 2005. PLEASE REVISE YOUR DISCLOSURE TO PROVIDE MORE SPECIFIC INFORMATION REGARDING THE GENERAL CHARACTERISTICS OF THE COMPARABLE COMPANIES AND THE MULTIPLES USED IN YOUR VALUATIONS.

Response: The Registrant has revised its disclosure to provide more specific information regarding the general characteristics of the comparable companies and the multiples used in the valuations, as requested. Please refer to page 54 of Amendment No. 3.

3. IT IS UNCLEAR TO US WHY THE 15% "IPO DISCOUNT" APPLIED IN YOUR MAY 2005 VALUATION IS APPROPRIATE. PLEASE PROVIDE US WITH OBJECTIVE SUPPORT FOR THIS DISCOUNT AND EXPLAIN, IN DETAIL, HOW THIS DISCOUNT IS CONSISTENT WITH PARAGRAPH 57 OF THE AICPA GUIDE. IN ADDITION, EXPLAIN TO US WHY THE TOTAL DISCOUNT (20%) APPLIED IN MAY IS HIGHER THAN THE DISCOUNT (5%) APPLIED IN THE EARLIER JANUARY VALUATION AND EXPLAIN HOW THAT EARLIER VALUATION INCORPORATED THE CONCEPT OF THIS "IPO DISCOUNT."

Response: The Registrant respectfully submits that it used only a 5% illiquidity discount in determining the fair value of its common shares in the May and June 2005 option and restricted stock awards and not a 20% discount. As set forth in Chapter 6, paragraph 57 of the AICPA Practice Aid, the Registrant is permitted to adjust the value of its privately issued securities by using a "marketability" or illiquidity discount. Paragraph 57 further states that the prospects for future liquidity should be considered in determining the appropriate level of this discount. The Registrant believes that the 5% discount is appropriate and consistent with paragraph 57 given its expectation at the time of grant that it would complete its initial public offering in the latter half of 2005.

The Registrant determined the fair value of its common stock for purposes of the May and June 2005 option and restricted stock awards by looking forward to the anticipated price at which its common stock would be sold in an initial public offering that was, at that time, expected to be only a few months away. The Registrant determined at that time that the anticipated public offering price would be between $14.00 and $16.00 based on an average of the valuations estimated by three separate investment banks (as discussed in detail in Exhibit B to our original response letter, dated September 22, 2005). The Registrant determined that the option and restricted stock awards granted so near the date of the initial public offering should be valued at only a slight discount to the expected offering price in that offering. As a result, the Registrant applied a modest (5%) illiquidity discount to determine the value of the stock for purposes of the May and June 2005 option and restricted stock awards. This 5% illiquidity discount was the same as the illiquidity discount applied by the Registrant in its January 2005 valuation.
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OCTOBER 24, 2005
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The Registrant believes that the fair market value of its common stock at the time it consummates its initial public offering will be the initial public offering price. As contemplated by Chapter 6, paragraph 55 of the AICPA Practice Aid, "transactions in equity securities of the enterprise with unrelated investors" are strong evidence of value. Indeed, the Registrant believes that the price at which a willing seller and a willing buyer transact business is the very best evidence of fair market value. Therefore, the Registrant respectfully submits that the analysis it engaged in to value its stock for purposes of the May and June stock and option grants properly started with the estimated future initial public offering price as contemplated by paragraph 55 of the Practice Aid and applied a modest illiquidity discount (5%) as contemplated by paragraph 57 of the Practice Aid.

The fact that, in estimating the expected future initial public offering price, the prospective underwriters all applied a discount to the values produced by the market approach - Guideline Companies method, does not mean that the prospective underwriters were applying an illiquidity discount within the meaning of paragraph 57 of the Practice Aid. The prospective underwriters were all attempting to estimate the value of the Registrant's common stock in the public market. Paragraph 57 contemplates a discount relating to restrictions on transferability and the absence of a public market. Following consummation of the initial public offering, there will be an active trading market and the shares sold in the initial public offering will be free of any transfer restrictions. An illiquidity discount, as contemplated by paragraph 57 of the Practice Aid, is not appropriate for a publicly traded security. The so-called "IPO discount" applied by each of the three prospective underwriters reflected their assessment that a newly public company will not likely enjoy the same multiples as its more mature comparable companies. These three investment banks each independently concluded that a 15% discount to the valuation determined by comparing the Registrant directly to its closest public company comparables was appropriate to reflect the public market's view that a newly public company would not enjoy the same earnings multiple as more mature public companies. The market imposes this "discount" on newly public companies by applying a lower multiple to their expected future earnings than would be applied to more seasoned public companies because the market sees future earnings estimates of unseasoned public companies as more speculative. Newly public companies have no history of meeting earnings estimates and have not been subject to the rigorous reporting and internal control requirements of the Securities Exchange Act of 1934. Because Empire valued the Registrant based upon actual reported historical results (as opposed to estimates of future earnings), Empire did not need to address this market reality.

Over time, the multiple applied to the Registrant by the public market may grow to equal that of its more mature public company comparables. However, there can be no assurance of that outcome. As the Staff is no doubt aware, not every initial public offering trades up in the aftermarket.

In summary, the Registrant respectfully submits that its methodology for valuing its common stock for purposes of the May and June 2005 option and restricted stock awards was consistent with the AICPA Practice Aid in that it began with an estimate of the price the common stock would likely sell for in a public sale (where no liquidity or transfer restrictions exist) and applied a modest (5%) illiquidity discount as contemplated by paragraph 57 of the Practice Aid. The fact that the prospective underwriters all agreed that the Registrant would not immediately enjoy the same multiple of projected future earnings as comparable companies that have an established track record of meeting earnings estimates should not be misconstrued as a discount attributable to transfer restrictions or the absence of a public secondary market.
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OCTOBER 24, 2005
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PRINCIPAL AND SELLING STOCKHOLDERS, PAGE 107

4. PLEASE REFER TO PRIOR 13. PLEASE REVISE FOOTNOTE (2) TO PROVIDE THE SIMILAR DISCLOSURE, THAT IS THAT THIS SELLING SHAREHOLDER HAD NO AGREEMENTS, UNDERSTANDINGS OR ARRANGEMENTS WITH ANY OTHER PERSONS, EITHER DIRECTLY OR INDIRECTLY, TO DISPOSE OF THE SECURITIES BEING OFFERED FOR ITS ACCOUNT, AS PROVIDED IN RESPONSE TO OUR PRIOR COMMENT FOR J.P. MORGAN, WELLS FARGO AND ADP, INC.

Response: The Registrant has revised the disclosure in footnote (2) to state that the shareholder had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities being offered for its account, as requested. Please refer to page 109 of Amendment No. 3.

                                    * * * * *

      We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. As you know, we are planning to print preliminary prospectuses early this week and commence the "road show" by the end of this week. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1284, Daniel Nam at (212) 906-1703 or Jason Frank at (212) 906-1796. Thank
you again for your assistance.

                                        Sincerely,

                                        /s/  Kirk A. Davenport II

                                        Kirk A. Davenport II
                                        of LATHAM & WATKINS LLP

Enclosures

cc: Rebekah Toton, Esq., U.S. Securities and Exchange Commission Stathis Kouninis, U.S. Securities and Exchange Commission
      Eric D. Jacobs, Esq., DealerTrack Holdings, Inc.
      John J. Huber, Esq., Latham & Watkins LLP
      Daniel U. Nam, Esq., Latham & Watkins LLP
      Jason S. Frank, Esq., Latham & Watkins LLP
      Richard D. Truesdell, Jr., Esq., Davis Polk & Wardwell